NEW CENTURY COMPANIES, INC.

Andri Boerman
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C., 20549

Re: New Century Companies, Inc.
Form 10-KSB for the year ended December 31, 2007

Dear Ms. Boerman:

We are responding to your letter of January 12, 2009.

Comment 1

We note from you response that you have concluded that your classification of the deferred compensation cost as a component of stockholders' equity is not appropriate for any of your related contracts and, therefore, you propose to reclassify your deferred compensation to a prepaid asset. Please respond to the following:

Discuss your consideration of the issues and views expressed in EITF 02-1. Please note that the Commission staff has previously expressed the view that only notes or receivables that are received by a grantor in exchange for the issuance of fully vested, nonforfeitable equity instruments to a party unrelated to the grantor, and that are fully secured by specific assets other than the equity instruments granted, can be classified in the grantor's balance sheet as assets.

Tell us your consideration of SAB Topic 4E, and

Discuss your further consideration of paragraph 74 of SFAS 123(R) which states that any unearned or deferred compensation related to earlier awards should be eliminated to the appropriate equity accounts.

Response

We note that the equity compensation in question is $214,917 comprised of 700,000 shares of common stock issued to consultants for public relations and business development services during the period from May 2007 to December 2007. The shares are fully vested and nonforfeitable. The contracts have no performance guaranties or service milestone contingencies.

EITF 02-01, "Balance Sheet Classification of Assets Received in Exchange for Equity Instruments", provides specific guidance for classification on the balance sheet of recourse or nonrecourse notes or receivables received in exchange for fully vested, nonforfeitable equity instruments. It also provides guidance for classification on the balance sheet of related party notes, receivables or prepaid rights to receive goods or services in the future obtained in exchange for fully vested, nonforfeitable equity instruments. The stock

9831 Romandel Ave, Santa Fe Springs, CA 90670 Tel: (562)906-8455 Fax: (562)906-8459
Website: www.newcenturyinc.com Email: info@newcenturyinc.com

compensation that was issued was not secured by any note or receivable and it is not a related party transaction. Therefore, EITF 02-01 does not apply.

SAB Topic 4-E, "Receivables from the Sale of Stock", provides guidance on the balance sheet classification for capital stock issued to officers or other employees of a company before cash payment is received. The stock compensation was issued to third party service providers and not employees of New Century and the stock was issued for services rendered and a cash payment was not to be made. Therefore SAB topic 4E does not apply.

Paragraph 74 of SFAS 123(R), "Share Based Payment", discusses the Modified Prospective Application method for awards issued after the effective date of the pronouncement. The effective date of SFAS 123 (R) for New Century is the first interim or annul reporting period after December 15, 2005. Awards issued prior to the effective date of SFAS 123 (R), and not modified, repurchased or cancelled are to continue to be accounted for under the attribution method of SFAS 123 and contra-equity accounts related to those earlier awards are to be eliminated against the appropriate equity accounts. The stock awards were all issued after New Century adopted SFAS 123 (R) and therefore any contra-equity treatment would not be not be considered prior to the adoption of the pronouncement. Further, the contra equity account would not necessarily be eliminated against the appropriate equity accounts.

Nevertheless, the Company has reevaluated its treatment of the stock issued for services and considering that no assets were created from the transaction and that no payment of cash for the stock was expected the classification of the transaction as an asset or as a contra equity account is not correct. Further, since there were no performance guaranties or service milestone contingencies, the proposed services were effectively rendered. As such, the $214,917 of stock compensation should be expensed.

In conclusion, the Company proposes to reclassify the stock awards from deferred compensation to stock compensation expense for the year ended December 31, 2007.

Comment 2

We note the referenced AICPA guidance regarding your accounting for the reversal of the preferred dividends, however, we did not see how the referenced guidance permits reversal of the preferred dividends that had been deducted from net income in the prior periods. Please explain to us about the specific U.S. GAAP that you relied on to reverse the preferred dividends in the current period.

Response

We agree that the referenced AICPA literature is not clear as to the reversal treatment of accrued preferred dividends. We also have concluded that there are no references in U.S. GAAP literature that give direction with respect to the treatment of the reversal of accrued preferred dividends that had been deducted from net income in the prior periods. Accordingly, in the absence of any direction with respect to GAAP or anywhere else, we believe that the reversal treatment for the accrued dividends is correct because we then defaulted to the statute of limitations as codified in the California Civil Code of Procedures, Sections 335 to 337. The dividends no longer need to be paid by law and therefore the liability is extinguished.

With the liability extinguished, the corresponding dividend expense, deducted against income available to common shareholders, must also be eliminated. We believe that the

appropriate treatment is to reverse the entry, which eliminates the deduction in the comparable section of the Consolidated Statement of Operations. To record other income or a gain upon extinguishment does not create comparable treatment in the Consolidated Statement of Operations.

Comment 3

Please confirm to us that you will include a discussion of your results of operations that includes the causes of material changes from year to year in financial statement line items, to the extent necessary for an understanding of the company's business as a whole in future filings.

Response

We confirm that we will discuss in our Management's Discussion and Analysis of Financial Condition and Results of Operations in our quarterly and annual filings, the causes of the material changes in the financial statement line items from period to period as presented, to the extent necessary for an understanding of the company's business as a whole.

Please advise us if there are additional comments or questions.

Sincerely,

Mr. David Duquette
New Century Companies, Inc.